HEUGENIS INC
99 Monroe Ave NW; Suite 200
Grand Rapids, MI 49503

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Heugenis Inc.
      Request for Withdrawal of Offering Statement on
Form 1-A
      File No. 024-10907

To whom it may concern:

Pursuant to Rule 477 promulgated under the Securities
Act of 1933, as amended, Heugenis Inc. (the ?Company?)
hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, or at the earliest practicable date hereafter, of the Company?s offering statement on Form 1-A (File No. 024-10907), as filed with the Commission on October 11, 2018.

The filing was inadvertently incomplete.

The Company confirms that no securities have been or will be issued or sold pursuant to the offering statement, and no offering circular has been distributed.

Sincerely,

/s/ Kim Lavine

 Kim Lavine
CEO
Heugenis Inc.